Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 7, 2015

among

JIAYUAN.COM INTERNATIONAL LTD.,

LOVEWORLD INC.

and

FUTUREWORLD INC.

i

ii

Appendix 1    Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 7, 2015 among Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have each unanimously approved and deemed it advisable that the respective shareholders of the Company and Merger Subsidiary authorize and approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly owned Subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has deposited, or caused to be deposited, with the Company, an amount of cash in immediately available funds equal to RMB 150,000,000 (the “Parent Deposit”);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the PRC (the “Sponsor”) has entered into a guarantee in favor of the Company to guarantee the due and punctual performance and discharge of the obligations of Parent and Merger Subsidiary under this Agreement (the “Guarantee”); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person as of the date hereof or hereafter from time to time directly or indirectly controlling, controlled by, or under common control with such Person, whether directly or indirectly through one or more third parties.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by Applicable Law to close.

“Buyer Group Parties” means Parent, Merger Subsidiary, the Sponsor and the respective Affiliates of each of the foregoing.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014.

“Company Balance Sheet Date” means December 31, 2014.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Incentive Plan” means the Company’s 2007 Share Incentive Plan, as amended and restated.

“Company RS” means each restricted Share issued or reserved for issuance by the Company, and each award of any restricted Share, under the Company Incentive Plan, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Environmental Laws” means any and all statutes, laws, regulations or rules that have as their principal purpose the protection of the environment.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, judicial or arbitral body, agency, commission, instrumentality or official, including any political subdivision thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Intellectual Property” means trademarks, service marks, trade names, mask works, inventions, patents, trade secrets, copyrights, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

“knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule, and (ii) with respect to Parent, the actual knowledge of any director of Sponsor, Parent or Merger Subsidiary.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other claims of third parties or restrictions of any kind in respect of such property or asset, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, any circumstance, event, change, effect or development (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have, a material adverse Effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries operate, (B) changes in the financial or securities markets or general economic or political conditions in the PRC, Hong Kong or United States, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the PRC, Hong Kong or the United States, (E) the announcement or consummation of the Transactions, including any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the public announcement of any of the foregoing, (F) any shareholder litigation relating to this Agreement, (G) any change in the price of the Shares or trading volume as quoted on NASDAQ, (H) any failure by such Person and its Subsidiaries to meet any internal or published estimates, expectations, budgets, projections, forecasts or predictions of financial performance for any period, (I) any action or omission consented to or at the request of the other parties to this Agreement or (J) any action taken by such Person or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement, except, in the case of the foregoing sub-clauses (A), (B), (C) and (D), to the extent the impact of such Effect has a materially disproportionate adverse impact on such Person and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which such Person and its Subsidiaries operate, or (ii) such Person’s ability to consummate the Transactions.

“NASDAQ” means the NASDAQ Global Select Market.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Parent Requisite Shareholder Vote” means the shareholders of the Sponsor representing two-thirds or more of the voting rights of the Sponsor present and voting in person or by proxy in favor of the ratification of this Agreement and the Plan of Merger and the approval of the consummation of the Transactions in a duly convened extraordinary general meeting of the shareholders of the Sponsor in accordance with Applicable Law.

“Permitted Liens” means: (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by Applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; (xi) standard survey and title exceptions; and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

“Person” means an individual, corporation, partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the 1934 Act), association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Sponsor Shareholder Support Agreements” means the support agreements pursuant to which certain shareholders of Sponsor will, subject to the terms and conditions thereof, vote their shares of Sponsor in favor of the Parent Requisite Shareholder Vote.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person and any Subsidiaries of such variable interest entity.  For the avoidance of doubt, with respect to the Company, its Subsidiaries shall include the VIE Entities.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“VIE Entities” means Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd., Shanghai Shiji Jiayuan Matchmaking Service Center and Beijing Youyue Hudong Information Science Co., Ltd.

(b)                       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADSs	2.02
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Cayman Companies Law	2.01(a)
Certificates	2.03(c)
Change or Termination Notice	6.03(c)(ii)
Closing	2.01(b)
Company	Preamble
Company Board Recommendation	4.02(b)

Term	Section
Company Equity Awards	2.05(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Confidentiality Agreement	6.03(b)(i)
Continuing Employee	7.06
D&O Insurance	7.04(c)
Deposit Agreement	2.09
Depositary	2.09
Dissenting Shareholders	2.04
Dissenting Shares	2.04
e-mail	11.01
Effective Time	2.01(c)
End Date	10.01(b)(i)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Guarantee	Recitals
Indemnified Person	7.04(a)
Internal Controls	4.07(e)
Lease	4.13(b)
Material Contract	4.18(a)
Material Company Permits	4.11(b)
Merger	Recitals
Merger Subsidiary	Preamble
New Facility	6.01(j)
Notice Period	6.03(c)(ii)
Parent	Preamble
Parent Deposit	Recitals
Per ADS Merger Consideration	2.02(a)
Per Share Merger Consideration	2.02(a)
Plan of Merger	2.01(c)
Plans	4.16(a)
Proxy Statement	5.06
Representatives	6.03(a)
Share Option	2.05(a)
Shareholder Approval	4.02(a)
Shares	2.02(a)
Sponsor	Recitals
Sponsor Shareholder Meeting	7.07
Substituted Parent Deposit	6.06(a)
Superior Proposal	6.03(e)

Term	Section
Surviving Company	2.01(a)
Takeover Statute	4.21
Tax	4.15(i)
Tax Return	4.15(i)
Taxing Authority	4.15(i)
Termination Fee	11.04(b)(i)
Transactions	6.02
Treasury Share	2.02(c)
Uncertificated Shares	2.03(c)
VIE Transfer Documents	6.05

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  References to “$”,”US$” or “USD” are to United States dollars.  References to “RMB” are to PRC Renminbi. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

ARTICLE 2
THE MERGER

Section 2.01.  The Merger.  (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law, as amended (the “Cayman Companies Law”), at the Effective Time, Merger Subsidiary shall be merged with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company in the Merger (the “Surviving Company”).

(b)                       Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in Hong Kong at the offices of Davis Polk & Wardwell, 3A Chater Road, Central, Hong Kong as soon as possible, but in any event no later than fifteen (15) Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company (upon recommendation of the Special Committee) may mutually agree.

(c)                        On the Closing Date, Merger Subsidiary and the Company shall execute a plan of merger (the “Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the Company shall file the Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law.  The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time within ninety (90) days following the date of such registration, as may be specified in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

(d)                       At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the Cayman Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall be vested with all rights, contracts, property and assets of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities, privileges, powers and franchises, and be liable for and subject to, in the same manner as the Merger Subsidiary and the Company, all mortgages, charges and security interests and all contracts, duties, obligations, undertaking, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

Section 2.02.  Conversion of Securities.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any other shareholders of the Company:

(a)                       Except as otherwise provided in Section 2.02(b), Section 2.02(c) and Section 2.04, each ordinary share, par value US$0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares (the “ADSs”), with every two ADSs representing three Shares, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash, without interest (the “Per Share Merger Consideration”).  As each two ADSs represent three Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than as otherwise provided in Section 2.04, shall represent the right to receive US$7.56 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth herein and in the Deposit Agreement.  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b)                       Each Company RS issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.05(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.05(a).

(c)                        Each issued and outstanding Share (i) held by the Company as a treasury share (each, a “Treasury Share”), or (ii) held by the Depositary and reserved for issuance upon exercise of Share Options or vesting of Company RSs under the Company Incentive Plan, in each case, immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto.

(d)                       Each ordinary share, par value US$0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Company.  Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Subsidiary, in exchange for the right to receive one ordinary share in the Surviving Company.  Such ordinary shares in the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company, which will be reflected in the register of members of the Surviving Company.

Section 2.03.  Surrender and Payment.  (a) At or prior to the Effective Time, (i) the Company shall deposit with a bank or trust company selected by Parent and reasonably acceptable to the Special Committee (the “Exchange Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds equal to the Substituted Parent Deposit, after receipt thereof by the Company pursuant to Section 6.06(a), and (ii) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds which when added to the Substituted Parent Deposit shall be sufficient for the Exchange Agent to make payments under Sections 2.02(a), 2.04 and 2.05 (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 2.04, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).  For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the Cayman Companies Law (e.g., the giving of a written objection pursuant to Section 238(2) of the Cayman Companies Law) subsequently loses its dissenter’s rights pursuant to the Cayman Companies Law (whether due to its failure to comply with any procedural requirements of Section 238 of the Cayman Companies Law or otherwise) with respect to any Shares, (i) such Shares shall not be subject to Section 2.04 and (ii) Parent shall make available or cause to be made available to the Exchange Agent additional funds in an amount equal to the product of (x) the number of Shares for which such Shareholder has lost its dissenter’s rights pursuant to the Cayman Companies Law and (y) the Per Share Merger Consideration.

(b)                       The Exchange Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation.  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Sections 2.02(a), 2.04 and 2.05 shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 2.03(f).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Sections 2.02(a), 2.04 and 2.05, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Sections 2.02(a), 2.04 and 2.05.

(c)                        Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders and (y) three (3) Business Days in the case of the Depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Exchange Agent to mail (or in the case of the Depositary, deliver), to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.02(a): (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company (upon recommendation of the Special Committee) may reasonably agree; and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Certificates”) (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 2.03(d)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, any Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(d)) and/or such other documents as may be required pursuant to such instructions to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Certificate and each registered holder of non-certificated Shares represented by book entry (“Uncertificated Shares”) shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(d)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company (upon recommendation of the Special Committee) shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds in respect of the cancellation of the Shares registered in the name of the Depositary, which amount shall be equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expense of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to the ADS holders.  No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(d)                       If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

(e)                        The Per Share Merger Consideration paid in respect of the cancellation of Shares (including Shares represented by ADSs), whether represented by Certificates or Uncertificated Shares, in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares (whether represented by Certificates or Uncertificated Shares), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by Applicable Law.  If, after the Effective Time, any Certificate is presented to the Surviving Company, Parent or the Exchange Agent for transfer or any other reason, such Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article 2.

(f)                         Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand by the Surviving Company.  Any holders of Shares and ADSs who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company for payment of the cash amount to which such holder is entitled pursuant to this Article 2 without interest thereon.

Section 2.04.  Dissenting Shares.  Notwithstanding Section 2.02(a) and to the extent available under the Cayman Companies Law, Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Companies Law and not lost their dissenter’s rights pursuant to the Cayman Companies Law (whether due to its failure to comply with any procedural requirements of Section 238 of the Cayman Companies Law or otherwise) (the “Dissenting Shareholders”, and such Shares, the “Dissenting Shares”) shall be cancelled at the Effective Time and not be converted into the right to receive the Per Share Merger Consideration, and the Dissenting Shareholders shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to their Shares; provided, however, that all Shares held by former Dissenting Shareholders who shall have effectively lost their dissenter’s rights under the Cayman Companies Law shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.03(c).  The Company shall give Parent (i) prompt notice of any notice of objection, notice of dissent or demands for appraisal, attempted withdrawals of such notices or demands and any other instruments served pursuant to Applicable Law that are received by the Company relating to its shareholders’ dissenter’s rights, and (ii) the opportunity to direct and/or approve all negotiations and proceedings with respect to any such notice or demand under the Cayman Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to such notice or demand, offer to settle or settle any such notice or demand or approve any withdrawal of any such notice or demand.  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Law within twenty (20) days of obtaining the Shareholder Approval at the Company Shareholder Meeting.

Section 2.05.  Share Options and Company RS.  (a) At or immediately prior to the Effective Time, (A) the Company shall terminate the Company Incentive Plan, (B) each outstanding Company RS granted under the Company Incentive Plan, whether or not vested, shall be cancelled and cease to exist, and the Surviving Company shall pay each former holder of such Company RS as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such holder, after the Effective Time for each such Company RS an amount in cash equal to the Per Share Merger Consideration, and (C) each outstanding and unexercised option to purchase Shares (each, a “Share Option”, together with the Company RSs, the “Company Equity Awards”) granted under the Company Incentive Plan, whether or not exercisable or vested, shall be canceled, and the Surviving Company shall pay each former holder of such Share Options, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such holder, after the Effective Time for each such Share Option an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Share Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Share Option in full immediately prior to the Effective Time; provided, for the avoidance of doubt, that if the exercise price of such Share Option is equal to or greater than the Per Share Merger Consideration, the former holder of such Share Option shall not be entitled to any payment with respect thereto.  Each former holder of Share Options and Company RSs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.05.

(b)                       Prior to the Effective Time, the Company shall (i) use its commercially reasonable efforts to obtain any consents from holders of Share Options and Company RS granted under the Company Incentive Plan and (ii) make any amendments to the terms of the Company Incentive Plan that are necessary to give effect to the transactions contemplated by this Section 2.05.  Notwithstanding any other provision of this Section 2.05, payment may be withheld in respect of any Share Option or Company RS until such necessary consents are obtained.

Section 2.06.  Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding share capital of the Company shall occur solely by reason of any reclassification, recapitalization, share split or combination, exchange or readjustment of shares, or any share dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares or the vesting of any restricted shares granted under the Company’s share option, incentive or compensation plans or arrangements, the Per Share Merger Consideration, Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07.  Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Exchange Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if such holder (i) has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed; or (B) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary; or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares and ADSs who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares and ADSs who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholder Meeting shall be forfeited and shall revert to the Surviving Company.  Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.08.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company, Parent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law.  In the event that Parent, Merger Subsidiary or the Company determines that any deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, Parent, Merger Subsidiary or the Company, as applicable, shall inform the Special Committee and the other parties to this Agreement of such determination and provide them with a reasonably detailed explanation of such determination and the parties to this Agreement shall consult with each other in good faith regarding such determination.  If the Exchange Agent, the Surviving Company or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Exchange Agent, the Surviving Company or Parent, as the case may be, made such deduction and withholding.  Parent and Merger Subsidiary have determined that no deduction or withholding is required under any provision of Applicable Law with respect to the payment of the Per ADS Merger Consideration or the Per Share Merger Consideration pursuant to this Article 2.

Section 2.09.  Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated May 16, 2011, among the Company, the Depositary, and the other parties thereto (the “Deposit Agreement”), in accordance with its terms.

Section 2.10.  Fair Value.  Parent, Merger Subsidiary and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and the ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.11.  No Further Dividends.  No dividends or other distributions with respect to the share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

ARTICLE 3
THE SURVIVING COMPANY

Section 3.01.  Memorandum and Articles of Association.  The memorandum and articles of association of Merger Subsidiary in effect at the Effective Time shall be the memorandum and articles of association of the Surviving Company until amended in accordance with Applicable Law; provided that, at the Effective Time, wherever the name of Merger Subsidiary is stated in the memorandum and articles of association it shall be replaced by the name “Jiayuan.com International Ltd.”.

Section 3.02.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any Company SEC Document filed before the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein (it being agreed that any information disclosed in any such Company SEC Document shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent on the face of such information contained in such Company SEC Document without independent inquiry), or in the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to such section of this Agreement to which it corresponds in number and any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry), the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company.  The memorandum and articles of association of Company are in full force and effect.  There is no violation of any of the provisions of its memorandum and articles of association by the Company in any material respect.

Section 4.02.  Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  No other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of the holders of two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class (the “Shareholder Approval”).  This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b)                       At a meeting duly called and held, the Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee, has (i) unanimously determined that this Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement, the Plan of Merger and the Transactions and (iii) unanimously resolved, subject to Section 6.03(b), to recommend authorization and approval of this Agreement by its shareholders (such recommendation, the “Company Board Recommendation”).

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the rules and regulations of the NASDAQ, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the rules and regulations promulgated thereunder and any other applicable state or federal securities laws, (iv) any required action by or in respect of, or filing with, any Governmental Authority in the PRC (if any), and (v) any actions or filings the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company or any equivalent organizational documents of any of its Subsidiaries, (ii) assuming receipt of the Shareholder Approval and compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming receipt of the Shareholder Approval and compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its

Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.05.  Capitalization.  (a) The authorized share capital of the Company is US$100,000 divided into 100,000,000 Shares.  As of the date hereof, there were (i) outstanding 46,685,217 Shares (which number includes 1,027,615 Shares held by the Depositary and reserved for issuance upon exercise of Share Options or vesting of Company RSs under the Company Incentive Plan but excludes Treasury Shares), (ii) 4,145,727 Treasury Shares, (iii) Share Options to purchase an aggregate amount of 2,585,395 Shares (of which Share Options to purchase an aggregate amount of 1,469,739 Shares were exercisable), and (iv) Company RSs in respect of 1,544,423 Shares (of which 359,133 Company RSs were vested).  All outstanding share capital of the Company has been duly authorized and is validly issued and fully paid.

(b)                       Except as set forth in this Section 4.05 and for changes since the date hereof resulting from the exercise of Share Options outstanding on such date and subject to Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares in the share capital or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares in the share capital, voting securities or securities convertible into or exchangeable for shares in the share capital or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any share capital or registered capital, as the case may be, of any Subsidiaries of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person.

(c)                        Except as set forth in this Section 4.05, none of (i) the shares in the share capital of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

(d)                       Section 4.05(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name of each recipient of the Company Equity Award; (ii) the number of Shares subject to such Company Equity Award;

(iii) the exercise or purchase price of such Company Equity Award; (iv) the date on which such Company Equity Award was granted; (v) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; and (vi) the date on which such Company Equity Award expires. Each grant of Company Equity Award was properly approved or ratified by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in material compliance with all Applicable Laws.

Section 4.06.  Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)                       All of the outstanding shares in the share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company, is duly authorized, validly issued, fully paid and non-assessable and is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens).  The Company or any Company Subsidiary has the unrestricted right to vote, and (subject to limitations imposed by Applicable Law) to receive dividends and distributions on, all equity securities of the applicable Subsidiaries.  As of the date of this Agreement, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c)                        A true and complete list of the Company and its Subsidiaries and other entities in which the Company or any of its Subsidiaries owns any non-controlling equity interest as of the date of this Agreement, if any, together with the jurisdiction of organization of each such Subsidiary and, to the knowledge of the Company, each such entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary and, to the knowledge of the Company, each such entity owned by the Company or its applicable Subsidiary, is set forth in Section 4.06(c) of the Company Disclosure Schedule.  Except as disclosed in Section 4.06(c) of the Company Disclosure Schedule, as of the date of this Agreement (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which the Company or any of its Subsidiaries conducts business, or other entities in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 4.07.  SEC Filings.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since May 11, 2011 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)                       As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)                        As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)                       None of the Company’s Subsidiaries is currently subject to the reporting requirements of Section 13(a) and 15(d) of the 1934 Act.

(e)                        The management of the Company has, in material compliance with Rule 13a-15 and Rule 15d-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. Since the date of the Company’s most recent annual report, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the 1933 Act) that have materially adversely affected, or are likely to materially adversely affect, the Company’s internal control over financial reporting.

(f)                         Since May 11, 2011, the Company has complied with the applicable listing and corporate governance rules and regulations of the NASDAQ, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.08.  Financial Statements. (a) The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements), in each case in accordance with GAAP, Regulation S-X and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(b)                       Except (i) as and to the extent set forth on the audited annual report of the Company filed with the SEC on April 30, 2015 including the notes thereto and (ii) for liabilities and obligations (w) incurred in the ordinary course of business, (x) which have been discharged or paid in full prior to the date of this Agreement, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) which do not, or would not reasonably be expected to, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any outstanding indebtedness or any commitments therefor, or any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise).

(c)                        Neither the Company nor any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K) that would be required to be disclosed under Item 303 of Regulation S-K.

Section 4.09.  Absence of Certain Changes.  Since the Company Balance Sheet Date, except for this Agreement and the Transactions, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.10.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, other than:  (i) liabilities or obligations set forth, or for which reserves were established, in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred pursuant hereto or in connection with the Transactions; and (iv) liabilities or obligations that would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.11.  Compliance with Laws and Court Orders; Permits.  (a) The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)                       Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company (the “Material Company Permits”). As of the date hereof, (i) no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, and (ii) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC that are material to the Company and its Subsidiaries, taken as a whole, and are required to be obtained or made by each Subsidiary incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, have been duly completed in accordance with applicable PRC laws in all material respects.

Section 4.12.  Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.13.  Properties.  (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)                       Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is legal, valid, binding and enforceable and in full force and effect, (ii) the Company and its Subsidiaries’ possession and quiet enjoyment of the real property under such Lease has not been disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Lease, and (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.14.  Intellectual Property.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)                       to the knowledge of the Company, the Company and each of its Subsidiaries owns or has a right to use (in each case, free and clear of any Liens other than Permitted Liens) all Intellectual Property necessary for the conduct of its business as currently conducted;

(b)                       with respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Owned Intellectual Property”), the Company or its applicable Subsidiary is the owner of all right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business and, to the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part;

(c)                        with respect to each item of Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (“Company Licensed Intellectual Property”), the Company or its applicable Subsidiary has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property and each such license of the Company Licensed Intellectual Property is valid, binding and enforceable and in full force and effect;

(d)                       the Company or its applicable Subsidiary has made all payments of any Taxes or maintenance fees and has taken any other actions required by Applicable Law to maintain the validity or effectiveness of the registered Company Owned Intellectual Property;

(e)                        neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect the Company or any of its Subsidiaries’ rights with respect to the material Company Owned Intellectual Property or the Company Licensed Intellectual Property; and

(f)                         to the knowledge of the Company, there is no suit, order or proceeding pending against the Company or any of its Subsidiaries alleging that any services provided or processes used by the Company or any of its Subsidiaries infringes or may infringe any Intellectual Property rights of any Person.

Section 4.15.  Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects.

(b)                       All material Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid.

(c)                        Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)                       Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax.  To the knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress or threatened.  No deficiency or claim for any material amount of Tax or interest thereon or penalties therewith has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e)                        There are no material Tax Liens upon any shares, securities, equity interests, property or assets of the Company or any of its Subsidiaries.

(f)                         Neither the Company or any of its Subsidiaries incorporated outside of the PRC takes the position for tax purposes that it is a resident enterprise of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(g)                        No suspension, revocation or cancellation of any material Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened.

(h)                       “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee.  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.16.  Employee Benefit Plans and Labor.  (a) All material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide severance or fringe benefits (the “Plans”), covering current or former Service Providers in effect on the date hereof are set forth in the Section 4.16 of the Company Disclosure Schedule.  True and complete copies of each Plan (or a summary thereof, if the Plan is not in writing), including all amendments thereto, have been provided or made available to Parent.  Except as disclosed in the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan, and (ii) since December 31, 2014 there has been no material change, amendment, modification to, or adoption of, any Plan.

(b)                       Except as otherwise specifically provided in this Agreement regarding the Share Options and Company RSs, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)                        Each Plan has been operated in accordance with its terms, Applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, in all materials respects.  To the Company’s knowledge, no circumstance, fact or event exists that could result in any material default under or violation of any Plan, and no action, suit, investigation or proceeding is pending or threatened with respect to any Plan.

(d)                       There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and its employees (collectively, “Company Personnel”) which could reasonably be expected to have a Material Adverse Effect on the Company.  There are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority.  There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all Applicable Laws relating to employment and employment practices.

Section 4.17.  Environmental Matters.  (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(i)                                     no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)                                  the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

(iii)                               the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)                       Except as set forth in this Section 4.17, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

Section 4.18.  Material Contracts.  (a) As of the date hereof, except for this Agreement and except as would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement or arrangement of the type set forth in the subsection (i) through (xi) of Section 4.18(a) (each, a “Material Contract”):

(i)                                     each contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the 1934 Act;

(ii)                                  each contract (excluding any Company employee agreement or Company employee plan) which is likely to involve consideration of more than RMB 5,000,000, in the aggregate, over the remaining term of such contract;

(iii)                               except in relation to transactions between or among any of the Company and any Subsidiary, all contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries);

(iv)                              all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with a contractual value of more than RMB 3,000,000;

(v)                                 all contracts that (x) provide the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (y) provide the Company or any Subsidiary of the Company a right or an option to purchase the equity interests in any Operating Subsidiary, or (z) transfer economic benefits from any Operating Subsidiary to any other Subsidiary of the Company;

(vi)                              all contracts relating to the purchase or sale of any shares or securities of, or other equity interests in, the Company or any of its Subsidiaries (other than a Company Equity Award or otherwise pursuant to the Company Incentive Plan);

(vii)                           all contracts that limit, in any material respect, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(viii)                        all contracts involving any directors, officers or shareholders of the Company holding more than 5% of the outstanding share capital of the Company, or any of their respective Affiliates (other than the Subsidiaries) or immediate family members with a contractual value of more than RMB 500,000;

(ix)                              all franchising, licensing or management contracts (other than non-disclosure agreements entered into in the ordinary course of business on standard terms consistent with past practice) with a contractual upfront fee of more than RMB 500,000;

(x)                                 all contracts providing for any change of control or similar payments upon the consummation of any Transaction; and

(xi)                              all other contracts, whether or not made in the ordinary course of business, which are material to the Company or any of its Subsidiaries or the conduct of its business, or the absence of which would have a Material Adverse Effect.

(b)                       Except as would not reasonably be expected to have a Material Adverse Effect and to the knowledge of the Company, (i) each of the Material Contracts is a legal, valid and binding agreement of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with it terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract or intends to terminate any Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder.  Neither the Company nor any of its Subsidiaries is party to any contract, agreement, arrangement or understanding containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries) to (iii) sell any products or services of or to any other Person or in any geographic region, (iv) engage in any line of business or (v) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries).

Section 4.19.  Finders’ Fees.  Except for Barclays Bank PLC, a copy of whose engagement agreement has been made available to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

Section 4.20.  Opinion of Financial Advisor.  The Special Committee has received the written opinion of Barclays Bank PLC, financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the Per Share Merger Consideration and Per ADS Consideration is fair to the Company’s shareholders and holders of ADSs, as applicable, from a financial point of view.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.21.  Antitakeover Statutes and Rights Agreement.  The Company is not a party to any shareholder rights plan or “poison pill” agreement, or similar anti-takeover agreement or plan. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the ADSs, the Merger or the other Transactions.

Section 4.22. No Secured Creditors; Solvency. (a) Neither the Company nor its Subsidiaries has any secured creditors holding a fixed or floating security interest.

(b)                       Neither the Company nor its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, insolvent.

Section 4.23.  Interested Party Transactions.  Except as set forth in Section 4.23 of the Company Disclosure Schedule, no director or officer of the Company or any of its Subsidiaries, or any individual in such person’s immediate family: (i) has or has had, directly or indirectly, an economic interest in any person that is otherwise engaged in business as a competitor of the Company; (ii) has or has had, directly or indirectly, a beneficial interest in any contract disclosed in Section 4.18 of the Company Disclosure Schedule; (iii) has or has had, directly or indirectly, any material contractual or other arrangement with the Company or any of its Subsidiaries; (iv) received any payment or other benefit from the Company or any of its Subsidiaries (except for payments and benefits received in connection with such person’s capacity as a Service Provider); (v) filed or intends to file cause of action or other claim against the Company or any of its Subsidiaries; or (vi) advanced or owed any material amount to the Company or any of its Subsidiaries; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.23.  Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company in violation of the provisions of Section 402 of the Sarbanes-Oxley Act of 2002.

Section 4.24.  Insurance.  Except as would not have Material Adverse Effect, (i) all insurance policies relating to the business, assets, liabilities, and operations of the Company and its Subsidiaries are in full force and effect and (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (A) renew its existing insurance policies as and when such policies expired or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.25.  No Other Representations and Warranties.  (a) Except for the representations and warranties set forth in this Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)                       Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

Section 5.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary.  The memorandum and articles of association of each of Parent and Merger Subsidiary are in full force and effect.  Neither Parent nor Merger Subsidiary is in violation of any of the provisions of its memorandum and articles of association.  Parent is an indirect wholly-owned Subsidiary of the Sponsor.

Section 5.02.  Corporate Authorization.  Each of Parent and Merger Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Parent Requisite Shareholder Vote, to perform its respective obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by each of Parent and Merger Subsidiary and the consummation by each of Parent and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Subsidiary and have been duly and validly authorized by all necessary actions by the shareholder of Merger Subsidiary, and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the Transactions, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the Parent Requisite Shareholder Vote.  This Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Subsidiary.

Section 5.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the rules and regulations of the NASDAQ, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the rules and regulations promulgated thereunder and any other applicable state or federal securities laws, (iv) the filing with the competent local counterpart of each of the National Development and Reform Commission, the Ministry of Commerce and the Administration of Foreign Exchange, and the filing with the National Equities Exchange and Quotations, and (v) any actions or filings the absence of which would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

Section 5.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Requisite Shareholder Vote, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

Section 5.05.  Capitalization. (a) As of the date of this Agreement, all of the issued and outstanding share capital of Parent is duly authorized, validly issued, fully paid and non-assessable.  Except for any shares to be subscribed by the direct holder of Parent, which is a wholly-owned subsidiary of the Sponsor, prior to the Closing, in connection with the funding of the Exchange Fund, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Subsidiary or obligating Parent or Merger Subsidiary to issue or sell any shares in the share capital of, or other equity interests in, Parent or Merger Subsidiary.  All of the share capital of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)                       The authorized share capital of Merger Sub consists of 50,000,000 ordinary shares, par value US$0.001 per share.  The issued and outstanding share capital of Merger Subsidiary is duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights in respect thereof.  Each outstanding share in the share capital of Merger Subsidiary is owned by Parent free and clear of all Liens, except where failure to own such shares free and clear would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary.

Section 5.06.  Disclosure Documents.  The information supplied by Sponsor or Parent for inclusion in the proxy statement of the Company to be filed with the SEC in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.07.  Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, any Buyer Group Party before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

Section 5.08.  Operations of Merger Subsidiary.  Merger Subsidiary is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.  Parent has no Subsidiaries other than Merger Subsidiary.

Section 5.09.  Available Funds and Financing.  Parent has, or will have at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the outstanding Shares, to make all payments in respect of the Company Equity Awards and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

Section 5.10.  Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

Section 5.11.  Solvency. Neither Sponsor, Parent nor Merger Subsidiary is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Neither Parent nor Merger Subsidiary has any liabilities other than liabilities incidental to their formation or relating to the Transactions.  Assuming the satisfaction of the conditions of Parent and Merger Subsidiary to consummate the Merger as set forth in Article 9, immediately after giving effect to all of the Transactions contemplated hereby, the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of the Company Equity Awards, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, the Surviving Company shall (i) be able to pay its debts as they become due, and (ii) not have, as of such date, unreasonably small capital to carry on its business.

Section 5.12.  Buyer Group Contracts.  (a) Parent has delivered to the Company a true, correct and complete copy of each of the Sponsor Shareholder Support Agreements.  Each of the Sponsor Shareholder Support Agreements is in full force and effect and is a legal, valid and binding obligation of the parties thereto.  Other than the Sponsor Shareholder Support Agreements, there are no side letters or other oral or written contracts, agreements, arrangements or understanding relating to the Transactions between any of the Buyer Group Parties.

(b)                       There are no oral or written contracts, agreements, arrangements or understandings (i) between any Buyer

Group Party, on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.  To the knowledge of Parent, no Affiliate of any Buyer Group Party is the beneficial owner of any Shares or an Affiliate of the Company.

Section 5.13.  Independent Investigation.  Parent and Merger Subsidiary have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Subsidiary, their respective Affiliates and Representatives.  Each of Parent and Merger Subsidiary acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Subsidiary acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.14.  Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Subsidiary shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.15.  No Additional Representations.  Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.  Conduct of the Company.  Except as set forth in Section 6.01 of the Company Disclosure Schedule or as expressly contemplated or permitted by any other provision of this Agreement or required by Applicable Law, from the date hereof until the Effective Time, the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries’ business in the ordinary course and use its reasonable best efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)                       amend or otherwise change its memorandum and articles of association or equivalent organizational or constitutional documents;

(b)                       (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any of its direct or indirect wholly-owned Subsidiaries to the Company or another Subsidiary of the Company or (iii) subdivide or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than the acquisition by the Company of its securities in connection with the forfeiture of Share Option, the acquisition by the Company of its securities in connection with the net exercise of Share Option in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(c)                        issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer,

encumbrance or disposition of, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of Company Securities upon the settlement or exercise of up to a maximum of 150,000 Shares as required to comply with the Company Incentive Plan, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries, or pursuant to existing contracts or commitments set forth on Section 6.01(c) of the Company Disclosure Schedule;

(d)                       acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments set forth on Section 6.01(d) of the Company Disclosure Schedule or (ii) in the ordinary course of business;

(e)                        sell, lease, sublease, license, pledge, dispose of , grant or encumber, or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments set forth on Section 6.01(e) of the Company Disclosure Schedule or (ii) in the ordinary course of business;

(f)                         effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries (other than the Merger);

(g)                        create any new Subsidiary of the Company;

(h)                       authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 (or an equivalent amount in RMB) or capital expenditures which are, in the aggregate, in excess of US$1,000,000 (or an equivalent amount in RMB), except (i) as budgeted in the Company’s or any of its Subsidiaries’ current plan approved by the Board of Directors of the Company and disclosed to Parent in writing prior to the date hereof, (ii) as necessary to maintain existing assets in good repair and working condition, or (iii) reasonable documented expenses incurred by the Company in connection with this Agreement (including any defense of any action arising in connection with this Agreement);

(i)                           other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business or in an amount not in excess of US$500,000 in any single transaction or series of related transactions;

(j)                          create any Lien over any of its assets other than (i) any Permitted Lien or (ii) any Lien created to secure any renewal, extension, refinancing or replacement of the Company’s or any of its Subsidiary’s existing secured credit facilities (the “New Facility”) as in effect on the date hereof where such Lien is no more favorable to the lenders of the New Facility than the Lien securing the credit facility being so renewed, extended, refinanced or replaced;

(k)                       give any guarantee or indemnity in respect of any obligation of any person with an amount in excess of US$500,000, other than (i) the endorsement of negotiable instruments in the ordinary course of trade; (ii) any performance or similar bond guaranteeing performance by the Company or any of its Subsidiaries under any contract entered into in the ordinary course of trade; or (iii) any guarantee referred to in Section 6.01(l) below;

(l)                           incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$500,000 in any single transaction or series of related transactions, other than (i) any indebtedness or guarantee incurred in the ordinary course of business or (ii) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries;

(m)                   except as required pursuant to existing written plans or contracts or commitments set forth on Section 6.01(m) of the Company Disclosure Schedule, as otherwise required by Applicable Law or as carried out in the ordinary course of business, (i) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) with any director or officer of the Company or any of its Subsidiaries, (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or any of its Subsidiaries, (iii) establish, adopt or amend (except as required by Applicable Law or to effectuate the intents and purposes of this Agreement) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, (v) grant or issue Company Equity Awards in excess of 150,000 Shares underlying or represented by, as the case may be, such Company Equity Award under the Company Incentive Plan, or (vi) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(n)                       change the Company’s methods of accounting, except as required by concurrent changes in GAAP or Applicable Law;

(o)                       except any sales agency or marketing contracts entered into in the ordinary course of business, enter into, terminate, or materially modify or amend, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) or waive any material claim against any other party to any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$500,000 or more;

(p)                       settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$500,000, and (C) not involving the admission of any material wrongdoing by the Company or any of its Subsidiaries;

(q)                       engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(r)                          materially change any method of Tax accounting, make or change any material Tax election, materially adopt or change any material accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax;

(s)                         enter into any agreement or arrangement that prohibits, restricts, or imposes any condition upon the ability of the Company or any of its Subsidiaries to pay dividends or other distributions with respect to any of its equity interests, save for restrictions and conditions imposed by Applicable Law; or

(t)                          agree, resolve or commit to do any of the foregoing.

Section 6.02.  Company Shareholder Meeting.  (a) The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the date hereof, for the purpose of voting on the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Merger (the “Transactions”); provided that, subject to compliance with Applicable Law and any comments received from any Governmental Authority, the Company shall use commercially reasonable efforts to (x) establish a record date for the ADSs for the Company Shareholder Meeting no later than five (5) days following the execution of this Agreement and a record date for the Shares for the Company Shareholder Meeting no later than ten (10) days following such record date for the ADSs, and (y) hold the Company Shareholder Meeting on a date selected by the Company in consultation with Parent no later than twenty (20) days following the mailing of the Proxy Statement to the Company’s shareholders pursuant to Section 8.02.  Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend authorization and approval of Agreement, the Plan of Merger and the Transactions, including the Merger by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Shareholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting; provided that the Company may adjourn or postpone the Company Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (A) with the consent of Parent, (B) if at the time the Company Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of authorization and approval of this Agreement, the Plan of Merger and the Transactions to obtain the Shareholder Approval, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company as determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting.  Parent may request that the Company adjourn or postpone the Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), if as of the time the Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of authorization and approval of this Agreement, the Plan of Merger and the Transactions to obtain the Shareholder Approval, in which event the Company shall cause the Shareholder Meeting to be postponed or adjourned in accordance with Parent’s request.  In no event shall any such adjournment or postponement be longer than thirty (30) calendar days after the originally scheduled meeting date or result in the Shareholder Meeting being held later than five (5) Business Days prior to the End Date

(b)         Unless and until the Board of Directors of the Company has resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to Section 10.01(d), the authorization and approval of this Agreement and the Plan of Merger and the Transactions (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholder Meeting, except as otherwise agreed by Parent.

(c)          Upon the reasonable request of Parent, the Company shall use its commercially reasonable efforts to advise Parent during the last five (5) Business Days prior to the date of the Company Shareholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval.

Section 6.03.  No Solicitation; Other Offers.  (a)  General Prohibitions.  Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) execute or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (v)  publicly announce an intention to do any of the foregoing.

(b)                       Exceptions.  Notwithstanding Section 6.03(a), at any time prior to the approval of this Agreement by the Company’s shareholders:

(i)                                     the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) contact any Third Party that has made after the date of this Agreement a bona fide Acquisition Proposal to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, (B) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide Acquisition Proposal that the Board of Directors of the Company determines (upon recommendation of the Special Committee) could be expected to lead to a Superior Proposal and (C) furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement dated November 4, 2015 between the Company and Baihe (the “Confidentiality Agreement”); provided that (1) such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (D) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take;

(ii)                                  the Board of Directors of the Company may make an Adverse Recommendation Change; and

(iii)                               subject to compliance with the procedures set forth in Section 6.03(c)(ii), the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines (upon the recommendation of the Special Committee) in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the Company, the Board of Directors of the Company or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company, (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Board of Directors of the Company or the Special Committee has received and is currently evaluating such Acquisition Proposal) that does not include an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be an Adverse Recommendation Change or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)                        Required Notices.

(i)                                     The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.  In addition, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including of the material terms and conditions thereof, and shall use its reasonable best efforts to keep Parent informed as to the status (including changes to the material terms) of such Acquisition Proposal.  The Company shall also notify Parent promptly (but in no event later than 48 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal.

(ii)                                  Without prejudice to Section 6.03(c)(i), prior to effecting any Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal pursuant to Section 6.03(b), (1) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Board of Directors of the Company has resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to Section 10.01(d), describing in reasonable detail the reasons for such Adverse Recommendation Change or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), (2) the Company shall during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending two (2) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or so that the failure to effect an Adverse Recommendation Change would no longer be inconsistent with the directors’ fiduciary duties under Applicable Law; provided that, with respect to an Adverse Recommendation Change made in connection with an Acquisition Proposal or a termination of this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.03(c)(ii) with respect to such new written notice, and (3) following the end of such Notice Period(s), the Board of Directors of the Company determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and legal counsel), after considering the terms of any proposed modification or amendment to this Agreement by Parent, that the Acquisition Proposal giving rise to the Change or Termination Notice continues to constitute a Superior Proposal.

(iii)                               None of the Company, the Board of Directors of the Company or any of its committees shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change in light of a Superior Proposal in accordance with Section 6.03(c)(ii).

(d)                       Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) on terms that the Board of Directors of the Company determines (upon recommendation of the Special Committee) in good faith by a majority vote, after considering the advice of outside financial advisor and legal counsel, (1) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the Person making the proposal and (2) if consummated, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the Merger after giving effect to all adjustments, if any, to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.03(c)(ii)); provided that any such offer shall not be deemed to be a “Superior Proposal” if the consummation of the transaction contemplated by such offer is conditional upon (x) the completion of any due diligence review or investigation of the Company or any of its Subsidiaries by, and to the satisfaction of, the Person making the offer (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 6.04 in any documentation for such transaction) or (y) the obtaining and/or funding of any financing required to consummate the transaction contemplated by such offer.

(e)                        Obligation to Terminate Existing Discussions.  The Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 6.04.  Access to Information.  From the date hereof until the Effective Time, subject to Applicable Law, the Confidentiality Agreement and any contract or agreement to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 6.04), the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours and upon prior reasonable notice, to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries.  Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

Section 6.05.  VIE Documents.  Prior to the Closing Date, the Company shall (A) cause each of Mr. Linguang Wu and Mr. Yang Si to pledge their respective equity interests held in Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd. and Beijing Aizhenxin Information Technology Co., Ltd., as the case may be, to Beijing Miyuan Information Technology Co., Ltd., and (B) use commercially reasonable efforts to obtain (i) each document, substantially in the form contained in Section 6.05(i) of the Company Disclosure Schedule, duly executed by the nominee shareholders of each of the VIE Entities, and (ii) resignation letters, substantially in the form contained in Section 6.05(ii) of the Company Disclosure Schedule, duly executed by certain directors of the Company’s Subsidiaries, whose names are set forth on Section 6.05(iii) of the Company Disclosure Schedule (the documents described in clauses (i) and (ii) above, the “VIE Transfer Documents”).  On the Closing Date, the Company shall deliver to Parent all of the VIE Transfer Documents which it has obtained pursuant to this Section 6.05 and original versions of the documents related to the VIE Entities listed in Section 6.05(iv) of the Company Disclosure Schedule.

Section 6.06.  Return of Parent Deposit.  (a) As soon as reasonably practicable after the date hereof, and in any event no later than two (2) Business Days prior to the Closing Date, Parent shall deposit, or cause to be deposited, with the Company, an amount in cash in U.S. dollars equal to the amount of U.S. dollars into which the Parent Deposit would be converted using the mid-point exchange rate for buying and selling announced by the PBOC Head Office as of the date on which the Substituted Parent Deposit is deposited with the Company (the “Substituted Parent Deposit”), by wire transfer of immediately available funds to the Company bank account designated by the Company.  Within one Business Day after receiving the Substituted Parent Deposit, the Company shall pay to Parent an amount in cash in RMB equal to the Parent Deposit, by wire transfer of immediately available funds to the bank account designated by Parent.  At or prior to the Effective Time, the Company shall deposit the Substituted Parent Deposit with the Exchange Agent pursuant to Section 2.03(a).

(b)                       Upon the termination of this Agreement, other than any termination under circumstances where the Company is entitled to retain the Parent Deposit or the Substituted Parent Deposit pursuant to Section 11.04(e), the Company shall return the Parent Deposit or the Substituted Parent Deposit to the bank account designated by Parent in immediately available funds within one Business Day after the occurrence of such event.

(c)                        The Parent Deposit or the Substituted Parent Deposit received by the Company shall be kept in a bank account with no restriction on withdrawal, and shall not be used by the Company in the conduct of its business or investment nor be mingled with the funds of the Company or any of its Subsidiaries.

ARTICLE 7
COVENANTS OF PARENT

Parent agrees that:

Section 7.01.  Conduct of Parent.  Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, (i) result in any of the conditions to effecting the Merger becoming incapable of being satisfied, or (ii) prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger or the other Transactions, including the financing thereof.

Section 7.02.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.  Voting of Shares.  Parent shall and shall cause its Affiliates to vote all Shares beneficially owned by it or them (if any) in favor of authorization and approval of this Agreement at the Company Shareholder Meeting.

Section 7.04.  Director and Officer Liability.  Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a)                       For six years after the Effective Time, the Surviving Company shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the Cayman Companies Law or any other Applicable Law or provided under the Company’s memorandum and articles of association in effect on the date hereof.

(b)                       For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)                        Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions).  If the Company or the Surviving Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid for its existing D&O Insurance, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                       If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or

(ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e)                        The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, or under the Cayman Companies Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.04.

Section 7.05.  Stock Exchange Delisting.  Parent shall use commercially reasonable efforts to cause the Shares and the ADSs to be (i) de-listed from the NASDAQ as promptly as practicable after the Effective Time and (ii) the Company de-registered under the Exchange Act as promptly as practicable after such de-listing.

Section 7.06.  Employee Benefit Matters.  For the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to provide each employee who is, as of immediately prior to the Effective Time, employed by the Company and its Subsidiaries and continues in employment with the Surviving Company or any other Affiliate of Parent following the Effective Time (each, a “Continuing Employee”) with a level of cash compensation at least equal to such employee’s level of cash compensation as of immediately prior to the Effective Time and with employee benefits and arrangements that are no less favorable than the employee benefits and arrangements provided by the Sponsor to its own similarly situated employees.  Parent shall cause Sponsor to: (a) adopt an equity incentive plan or amend its existing equity incentive plan as soon as reasonably practicable after the Effective Time, pursuant to which Sponsor shall grant to the Continuing Employees, on terms comparable to those provided by Sponsor to its own similarly situated employees, (i) the right to purchase up to 35,000,000 ordinary shares of Sponsor in the private placement by Sponsor to its employees and (ii) options to purchase up to 50,000,000 ordinary shares of Sponsor and (b) employ Mr. Linguang Wu as the co-chairman and the co-chief executive officer of the Surviving Company.  For purposes of eligibility to participate and vesting in all benefits provided by Sponsor, the Continuing Employees will be credited with their years of service with the Company and its Subsidiaries.

Section 7.07.  Sponsor Shareholder Meeting.  (a) Parent and Merger Subsidiary shall cause a meeting of the shareholders of the Sponsor (the “Sponsor Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the date hereof, for the purpose of obtaining the Parent Requisite

Shareholder Vote; provided that, subject to compliance with Applicable Law and any correspondence received from any Governmental Authority, Parent and Merger Subsidiary shall use commercially reasonable efforts to cause the Sponsor Shareholder Meeting to be held no later than thirty (30) days after the date of this Agreement.  Parent and Merger Subsidiary shall cause the Board of Directors of the Sponsor to (i) recommend the ratification of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger by Sponsor’s shareholders, (ii) use its reasonable best efforts to obtain the Parent Requisite Shareholder Vote and (iii) otherwise comply with all legal requirements applicable to such meeting; provided that the Sponsor may adjourn or postpone the Sponsor Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (A) with the consent of the Special Committee, (B) if at the time the Sponsor Shareholder Meeting proceeds to business there are insufficient shares in Sponsor represented (either in person or by proxy) voting in favor of the Parent Requisite Shareholder Vote, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Sponsor as determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Sponsor’s shareholders prior to the Sponsor Shareholder Meeting.

(b)                       Upon the reasonable request of the Special Committee, Parent shall use its commercially reasonable efforts to advise the Special Committee during the last five (5) Business Days prior to the date of the Sponsor Shareholder Meeting, as to the aggregate tally of the proxies received by the Sponsor with respect to the Parent Requisite Shareholder Vote.

(c)                        Parent shall, and cause the Sponsor to, take all actions and do, or cause to be done, all things necessary to maintain in effect and enforce the Sponsor Shareholder Support Agreements and not amend, modify or waive any of the provisions thereof, except with the prior written consent of the Special Committee.

(d)                       Parent shall, and cause the Sponsor to, transmit and deposit the Exchange Fund with the Exchange Agent pursuant to Section 2.03(a) as soon as reasonably practicable, and in any event no later than fifteen (15) Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01.  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 6.03 shall be prohibited by this sentence.

(b)                       Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any action, suit, claim, proceeding or investigation, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.  Notwithstanding any other provision of this Agreement to the contrary, Parent shall, and shall cause Sponsor and its Subsidiaries to, take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Sponsor, the Surviving Company, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any action, suit, claim or proceeding to prohibit the Merger or any of the other Transactions; provided that Parent shall not be required to take, or to cause Sponsor and its Subsidiaries to take, any action that would reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

Section 8.02.  Certain Filings.  (a) As promptly as practicable following the date hereof, the Company shall prepare and mail the Proxy Statement to the Company’s shareholders and furnish the Proxy Statement to the SEC under cover of Form 6-K and Parent shall cause the Sponsor to prepare and mail all necessary documents in connection with the convening of the Sponsor Shareholder Meeting and obtaining the Parent Requisite Shareholder Vote; provided that, subject to compliance with Applicable Law and any comments received from any Governmental Authority, the Company shall use commercially reasonable efforts to mail the Proxy Statement to the Company’s shareholders within ten (10) days after the date hereof.  The Company, Parent and Merger Subsidiary shall cooperate with each other (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.  Without limiting the generality of the foregoing, each of Parent, Merger Subsidiary and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement.  Each of Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading.

(b)                       Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement (including any amendment or supplement thereto), and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other Governmental Authority with respect to, or any request from the SEC or its staff or any other Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff or any other Governmental Authority, on the other hand, with respect to the Proxy Statement.  Parent and Merger Subsidiary shall provide reasonable assistance and cooperation to the Company in the resolution of comments or requests from the SEC or any other Governmental Authority.

(c)                        Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.03, in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Subsidiary (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Subsidiary in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing.

Section 8.03.  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company (upon prior approval by the Special Committee).  Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided, however, that this Section 8.03 shall terminate upon an Adverse Recommendation Change.

Section 8.04.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)                       the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any of their respective representations or warranties contained in this Agreement to become untrue or inaccurate in any material respect or any condition to the obligation of any party to effect the Transactions not to be satisfied;

(b)                       any failure of the Company, Parent or Merger Subsidiary, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied;

(c)                        any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(d)                       any notice or other communication from any Governmental Authority in connection with the Transactions; and

(e)                        any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or the Sponsor or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;

provided, however, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.  No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Subsidiary’s operations.  Prior to the Effective Time, each of Parent, Merger Subsidiary and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

Section 8.07.  Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)                       the Shareholder Approval shall have been obtained;

(b)                       the Parent Requisite Shareholder Vote shall have been obtained; and

(c)                        no Applicable Law shall prohibit the consummation of the Merger.

Section 9.02.  Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)                       the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)                       (i) the representations and warranties of the Company set forth in Sections 4.01, 4.03, 4.04 and 4.05 (giving effect to all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be true only as of such date)

in all respects (except for de minimis inaccuracies); and (ii) the representations and warranties of the Company (other than representations and warranties set forth in Sections 4.01, 4.03, 4.04 and 4.05) contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

(c)                        since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company; and

(d)                       Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

Section 9.03.  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)                       each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)                       the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties; and

(c)                        the Company shall have received a certificate signed by a director of Parent to the foregoing effect.

ARTICLE 10
TERMINATION

Section 10.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)                       by mutual written agreement of the Company and Parent, whether before or after the Shareholder Approval and/or the Parent Requisite Shareholder Vote are obtained;

(b)                       by either the Company or Parent, if:

(i)                                     the Merger has not been consummated on or before April 30, 2016 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)                                  there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and non-appealable;

(iii)                               at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Shareholder Approval shall not have been obtained; or

(iv)                              at the Sponsor Shareholder Meeting (including any adjournment or postponement thereof), the Parent Requisite Shareholder Vote shall not have been obtained; or

(c)                        by Parent, if:

(i)                                     (x) an Adverse Recommendation Change shall have occurred, or (y) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

(ii)                                  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Parent or Merger Subsidiary shall not be in material breach of its or their obligations under this Agreement;

(d)                       by the Company, if:

(i)            the Board of Directors of the Company authorizes (upon the recommendation of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.04; and provided further that the Company shall have complied with the procedure set forth in Section 6.03(c);

(ii)           a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent or Merger Subsidiary within thirty (30) days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company shall not be in material breach of its or their obligations under this Agreement; or

(iii)          (x) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 9.03 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 9.03 and that the Company is ready, willing and able to consummate the Closing, and (z) Parent and Merger Subsidiary fail to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.01(b).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure.  The provisions of this Section 10.02 and Article 11 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

Section 11.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

c/o Baihe Network Co., Ltd.
F/6 Block 3B Wangjing SOHO
Wangjing Futong East Street No.1, Chaoyang District
Beijing, 100102
People’s Republic of China
Attention: 田范江 (Jason Tian)
Facsimile No.: +86 10 5086 3877
E-mail: jason@baihe.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing, 100004
People’s Republic of China
Attention: Peter X. Huang, Esq.
Facsimile No.: +86 10 6535 5577
E-mail: Peter.Huang@skadden.com

if to the Company, to:

Jiayuan.com International Ltd.
15/F, Anhua Development Building
No. 35 Anding Road
Chaoyang District
People’s Republic of China
Attention: Shang-Hsiu Koo
Facsimile No.: +86 010 6113 6313
E-mail: skoo@jiayuan.com

with a copy to:

Davis Polk & Wardwell
2201 China World Office 2
1 Jian Guo Men Wai Avenue
Chao Yang District, Beijing 100004
People’s Republic of China
Attention:  Howard Zhang, Esq. / Sam Kelso, Esq.
Facsimile:  +86 10 8567 5102 / +852 2533 1704
E-mail: howard.zhang@davispolk.com / sam.kelso@davispolk.com or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except those covenants and agreements contained in this Agreement (including Article 2, Section 6.06(b), Section 7.04, Section 7.05, Section 7.06 and this Article 11) that by their terms are to be performed in whole or in part after the Effective Time.

Section 11.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived by action taken by or on behalf of their respective Boards of Directors (and in the case of the Company, upon the recommendation of the Special Committee) prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the Cayman Companies Law without such approval having first been obtained.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.  Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)        Termination Fee.

(i)            If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds RMB 75,000,000 or, at the Company’s option, the amount of U.S. dollars into which RMB 75,000,000 would be converted using the mid-point exchange rate for buying and selling announced by the PBOC Head Office as of the date of such termination (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)           If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and (C) within twelve (12) months following the date of such termination, the Company has entered into a definitive agreement with respect to an Acquisition Proposal (provided that for purposes of this clause (C), each reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”) (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (B)), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(c)        Other Costs and Expenses.  Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 11.04 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 11.04 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without these agreements, the parties hereto party would not enter into this Agreement.  Accordingly, if either the Company or Parent fails promptly to pay any amount due to the other pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other in connection with a legal action to enforce this Agreement that results in a judgment against such defaulting party for such amount.

(d)        Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, the Buyer Group Parties shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and no Buyer Group Party shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

(e)        Upon any termination of this Agreement (i) by the Company pursuant to Section 10.01(d)(ii) or Section 10.01(d)(iii) or (ii) by Parent or the Company pursuant to (A) Section 10.01(b)(iv) or (B) Section 10.01(b)(i) or Section 10.01(b)(ii) if, in the case of this sub-clause (B), any Applicable Law in the PRC shall have prohibited, made illegal or enjoined the consummation of the Merger or any action by or in respect of, or filing with, any Governmental Authority in the PRC required in respect of the consummation of the Merger shall not have been completed, unless such Applicable Law or required action or filing resulted from a change in law or regulation in the PRC occurring after the date of this Agreement (which shall not include any action by any Governmental Authority in the PRC pursuant to any law or regulation in existence on or prior to the date of this Agreement), the Company shall retain the Parent Deposit or the Substituted Parent Deposit (as the case may be) and the Company shall be precluded from any other remedy against any Buyer Group Party, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any Buyer Group Party or any of its directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

Section 11.05.  Disclosure Schedule and SEC Document References.  The mere inclusion of an item in either the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Subsidiary in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Subsidiary and the internal corporate affairs of the Company and Merger Subsidiary.

Section 11.08.  Jurisdiction.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any New York federal court sitting in the Borough of Manhattan of The City of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 11.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.  Entire Agreement.  This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule, the Guarantee, the Sponsor Shareholder Support Agreements and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.13.  Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 11.13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 11.13.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 11.13.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

JIAYUAN.COM INTERNATIONAL LTD.

By:	/s/ Shang-Hsiu Koo
Name: Shang-Hsiu Koo
Title: CFO

LOVEWORLD INC.

By:	/s/ Fanjiang Tian
Name: Fanjiang Tian
Title: Director

FUTUREWORLD INC.

By:	/s/ Fanjiang Tian
Name: Fanjiang Tian
Title: Director

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

(1)                                 FutureWorld Inc., an exempted company incorporated under the Laws of the Cayman Islands on November 12, 2015, with its registered office situated at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands (“Merging Company”); and

(2)                                 Jiayuan.com International Ltd., an exempted company incorporated under the Laws of the Cayman Islands on 29 September 2010, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)                                 Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of December 7, 2015 between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)                                 This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)                                  Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING COMPANY

2.                                      The name of the surviving company (as defined in the Companies Law) shall be Jiayuan.com International Ltd.

REGISTERED OFFICE

3.                                      The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Time (as defined below) the authorized share capital of Merging Company was US$50,000 divided into 50,000,000 shares with a par value of US$0.001 each, of which one share was issued fully paid.

5.                                      Immediately prior to the Effective Time the authorized share capital of the Company was US$100,000 divided into 100,000,000 shares with a par value of US$0.001 each, of which [•] shares were issued fully paid.

6.                                      The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000,000 shares with a par value of US$0.001 each.

7.                                      At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)                                 Each share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid share with a par value of US$0.001 each in the share capital of the Surviving Company.

(b)                                 Each share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) Company RS and Treasury Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash per share without interest.

(c)                                  Each Company RS issued and outstanding immediately prior to the Effective Time, whether or not vested, shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash per Company RS without interest.

(d)                                 Each Treasury Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto.

(e)                                  Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

8.                                      At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.                                      The Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Corporate Affairs of the Cayman Islands (the “Effective Time”).

PROPERTY

10.                               At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.                               The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.                               The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.                               (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.                               This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.                               This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.                               This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.                               This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.